November 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NioCorp Developments Ltd. Registration Statement on Form S-3 (Registration No. 333-260673)

Ladies and Gentlemen:

On behalf of NioCorp Developments Ltd. (“NioCorp”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-260673) of NioCorp be declared effective at 9:00 a.m., New York City time, on Tuesday, November 16, 2021, or as soon thereafter as practicable. NioCorp respectfully requests that you notify Andrew C. Thomas of such effectiveness by a telephone call to (216) 586-1041.

Please contact Andrew C. Thomas of Jones Day at (216) 586-1041 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

NIOCORP DEVELOPMENTS LTD.

By:	/s/ Neal S. Shah
Name: Neal S. Shah
Title: Chief Financial Officer

cc: Andrew C. Thomas, Esq.